Radiant Energy Corporation

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Letty G. Lynn, Senior Reviewer

January 29, 2002

Ladies/Gentlemen:

Re:	Radiant Energy Corporation Registration Statement on Form SB-2 File No. 333-69404 Notice of Withdrawal of Registration

    We refer to the above registration statement relating to an offering by Radiant Energy Corporation of up to 14,026,665 Transferable Rights to purchase up to 93,511 of its Redeemable Convertible Subordinated Debentures (collectively, the "Securities"). Radiant has determined that, due to changes in circumstance since the time of its filing of the registration statement relating to both the airline industry and to the nature of Radiant's own capital needs, it will not proceed with the offering of the Securities. Accordingly, Radiant hereby withdraws the above registration. Radiant has not offered or sold any of the Securities, and it has no intention to do so.

Very truly yours,
RADIANT ENERGY CORPORATION

By: /s/ Colin V.F. Digout Name: Colin V. F. Digout Title: Vice President Finance

cc: Michael Coco

P.O. Box 717, Getzville, NY 14127 ph: 716-662-0022 fx: 716-662-0033
www.radiantenergycorp.com